UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended June 2025

Commission File Number: 001-42462

Mint Incorporation Limited

(Exact name of registrant as specified in its charter)

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 11, 2025, Mr. Ving Lung Ma notified the Company of his resignation as an independent director, effective June 11, 2025, in order to pursue other business commitments. Mr. Ma’s resignation was not a result of any disagreement with the Company’s operations, policies, or procedures.

On June 13, 2025, the Board of Directors, Nominating Committee and the Compensation Committee approved by resolution and confirmed the appointment of Mr. Ka Wai (Taniel) Wong as a director of the Company, with an annual compensation of HK$120,000, effective upon approval of the resolution, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Wong is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Mr. Wong will be serving on the Board of Directors as a non-employee, independent director. Mr. Wong has also been named as the chair of the Audit Committee and a member of the Nominating Committee and the Compensation Committee.

The foregoing descriptions of our offer letter to Mr. Wong is qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Wong and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Wong is set forth below:

Ka Wai (Taniel) Wong, age 42

Mr. Wong has over 15 years of experience in financial reporting, fund administration, and auditing. He currently serves as Vice President at HSBC, where he oversees fund financial reporting and valuation processes, manages regulatory filings, and coordinates audit processes.

Prior to joining HSBC in 2018, Mr. Wong was a Reporting Analyst at J.P. Morgan Chase Bank, where he was responsible for producing IFRS-compliant fund reports and managing client service change projects for institutional clients such as pension funds and private equity firms. Earlier in his career, Mr. Wong held senior audit roles at several accounting firms, including Y. H. Yueh & Co., Certified Public Accountants (Practising), Yan Yan & Company Limited, and Crowe Horwath (HK) CPA Limited (formerly CCIF CPA Limited), where he led audit and due diligence engagements for clients across various industries and participated in audits for listed companies.

Mr. Wong holds a Master of Business Administration from the University of Management & Technology, a Bachelor of Commerce in Accounting and Finance from Deakin University, and a Diploma of Accounting from Holmesglen Institute of TAFE. He is a certified public accountant qualified in both Hong Kong and Australia (HKICPA and CPA Australia). Mr. Wong is fluent in English, Mandarin, and Cantonese.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter to Mr. Ka Wai (Taniel) Wong, dated June 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mint Incorporation Limited

Date: June 17, 2025	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Director

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